Exhibit 99.2

2. HALF-YEAR MANAGEMENT REPORT

A/ SIGNIFICANT EVENTS OF THE FIRST HALF OF 2023

A.1. FIRST-HALF OVERVIEW
During the first half of 2023, Sanofi continued to implement its “Play to Win” strategy, initiating the second phase which aims to launch major innovations, redeploy resources and develop leading innovative R&D. Significant events connected with the implementation of that strategy are described below (for additional information on developments related to Research and Development see also section “A.2. Research and Development”).
On January 11, 2023, Sanofi Ventures announced an additional multi-year commitment from Sanofi, which will increase the capital of the evergreen venture fund to more than $750 million. In addition to serving as a financial partner to top-tier early-to-mid-stage portfolio companies, the fund supports future efforts for business development and M&A opportunities within Sanofi. The additional capital, confirmed by our Executive Committee, will also fuel the expansion and investment capacity of the Sanofi Ventures investment team on a global scale.
On March 13, 2023, Sanofi and Provention Bio, Inc. (“Provention”), a US-based publicly-traded biopharmaceutical company developing therapies to prevent and intercept immune-mediated diseases including type 1 diabetes, entered into an agreement under which Sanofi acquired the outstanding shares of Provention common stock for $25.00 per share in an all-cash transaction valued at approximately $2.8 billion. On April 27, 2023, Sanofi announced the completion of its acquisition of Provention. The acquisition adds TZIELD® (teplizumab-mzwv) – an innovative, fully owned, first-in-class therapy in type 1 diabetes – to Sanofi’s core General Medicines asset portfolio, and further drives our strategic shift toward products with a differentiated profile.
On April 9, 2023, Sanofi and AstraZeneca simplified their contractual agreements for the development and commercialization of Beyfortus™ (nirsevimab) in the US. Sanofi thereby obtained control of all commercial rights to Beyfortus™ (nirsevimab) in the US, and ended the sharing of commercial profits between the two partners in that territory. In accordance with IAS 38, Sanofi has recognized an intangible asset of €1,632 million for the fair value of the additional US rights. On the same date, AstraZeneca and Sobi ended their participation agreement, signed in 2018, which transferred the economic rights for US territory to Sobi.
That agreement is a financial transaction whereby Sanofi grants Sobi the right to receive future royalties. As regards that agreement, on April 9, 2023 Sanofi recognized a financial liability, presented within the line items Other non-current liabilities (in an amount of €1,609 million) and Other current liabilities (in an amount of €23 million). That liability is classified as a financial liability at amortized cost under IFRS 9. Other than royalty payments, subsequent movements in the liability comprise (i) the unwinding of discount and (ii) changes in estimates of future cash outflows for royalty payments. Those movements will be recognized in the income statement within Net financial income/(expenses) in accordance with IFRS 9.
With respect to territories outside the US, the existing Collaboration Agreement between AstraZeneca and Sanofi continues to govern that relationship (with the exception of China, which is now defined as a “major market”, with a 50/50 profit/loss share with AstraZeneca).
On June 20, 2023, Sanofi announced that in a dispute referred to the International Chamber of Commerce arbitration panel, the panel had dismissed an indemnification claim against Sanofi from Boehringer Ingelheim and confirmed that Sanofi will not be liable for any potential losses in relation to the ongoing Zantac® litigation in the US. This decision is final and non-appealable.
On June 29, 2023, Sanofi hosted a Vaccines Investor Event dedicated to its vaccines pipeline with key members of its leadership team. The event highlighted how Sanofi’s strategy is supported by Vaccines R&D, with the aim of developing first-in-class or best-in-class products. Since 2019, reinvesting in key growth drivers and a renewed pipeline has positioned Sanofi well as it moves at speed on the second phase of its Play to Win strategy. Sanofi also reiterated its ambition of generating annual net sales in excess of €10 billion from vaccines by 2030 as innovation efforts gather pace.
Net sales for the first half of 2023 amounted to €20,187 million, 2.0% higher than in the first half of 2022. At constant exchange rates (CER)(1), net sales rose by 4.4%, driven mainly by strong performances for Dupixent®. The year-on-year increase also reflects the launch of Nexviazyme® and growth in Vaccines, driven largely by sales of the COVID-19 vaccine.
Net income attributable to equity holders of Sanofi amounted to €3,430 million in the first half of 2023, versus €3,184 million in the first half of 2022. Earnings per share was €2.74, versus €2.55 for the first half of 2022. Business net income(2) was €4,876 million, up 6.1% on the first half of 2022, while business earnings per share (business EPS2) was €3.90, 6.0% higher than in the first half of 2022.

(1) Non-IFRS financial measure: see definition in D.3., “Net sales”.
(2) Non-IFRS financial measure: see definition in D.2., “Business net income”.

38	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

A.2. RESEARCH AND DEVELOPMENT
During the first half of 2023, Sanofi maintained its R&D efforts with the aim of improving quality of life for people around the globe by developing innovative vaccines and medicines.
The US Food and Drug Administration (FDA) approved ALTUVIIIOTM (efanesoctocog alfa), a first-in-class, high-sustained factor VIII replacement therapy, indicated for routine prophylaxis and on-demand treatment to control bleeding episodes, as well as perioperative management (surgery) for adults and children with hemophilia A. ALTUVIIIOTM is the first and only hemophilia A treatment that delivers normal to near-normal factor activity levels (over 40%) for most of the week with once weekly dosing, and significantly reduces bleeds compared to prior factor VIII prophylaxis.
The approval was based on data from the pivotal XTEND-1 Phase III study in adults and adolescents with hemophilia A recently published in the New England Journal of Medicine showing the efficacy, safety and pharmacokinetic profile of efanesoctocog alfa.
Dupixent® (dupilumab) was approved in the European Union and China to treat severe atopic dermatitis in children aged 6 months to 5 years old who are candidates for systemic therapy. With this approval, Dupixent® became the first and only targeted medicine indicated to treat these young children in Europe, China and the US.
Dupixent® was also approved in the European Union to treat eosinophilic esophagitis (EoE) in adults and adolescents 12 years and older weighing at least 40 kg who are inadequately controlled by, intolerant to, or not candidates for conventional medicinal therapy. With this approval, Dupixent® became the first and only targeted medicine specifically indicated to treat EoE in Europe and the US.
The FDA accepted for review the supplemental Biologics License Application (sBLA) for Dupixent® to treat adults and adolescents aged 12 years and older with chronic spontaneous urticaria (CSU), not adequately controlled with the current standard of care (H1 antihistamine treatment), with a decision date of October 22, 2023. An application was also submitted to the Pharmaceuticals and Medical Devices Agency (PDMA) in Japan.
Nirsevimab (which will be commercialized under the name Beyfortus™ (nirsevimab)) was approved in Europe, the United Kingdom and Canada (see also section “C/Events subsequent to June 30). It was also accepted for priority review in China, and filed for approval in Japan.
On June 8, 2023,the Antimicrobial Drugs Advisory Committee, (AMDAC) of the FDA voted unanimously that nirsevimab has a favorable benefit/risk profile for the prevention of lower respiratory tract disease (LRTD) due to respiratory syncytial virus (RSV) in newborns and infants born during or entering their first RSV season. The AMDAC also expressed a favorable opinion on the benefit/risk profile of nirsevimab for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season.
Dupixent® demonstrated a clinically meaningful and highly significant reduction (30%) in moderate or severe acute exacerbations (rapid and acute worsening of respiratory symptoms) of chronic obstructive pulmonary disease (COPD) in the pivotal BOREAS study, along with significant improvements in lung function, quality of life and COPD respiratory symptoms. Efficacy and safety results from this trial were presented at the American Thoracic Society (ATS) Conference, and published in the New England Journal of Medicine. A second Phase III trial of Dupixent® in COPD (NOTUS) is ongoing, with data expected in 2024.
Positive results from two Phase III Dupixent® trials in adults with uncontrolled prurigo nodularis have been published in Nature Medicine. These first published Phase III results in this disease show Dupixent® significantly reduced itch (the primary endpoint) and skin lesions compared to placebo. Dupixent® also significantly improved health-related quality of life while reducing measures of skin pain and symptoms of anxiety/depression. Results from the trials were the basis for the FDA approval of Dupixent® in September 2022, and the European Medicines Agency approval of Dupixent® in December 2022. Dupixent is the only approved biologic indicated for prurigo nodularis in the US and EU.
A Phase III study evaluating Dupixent® in Chronic Inducible Cold Urticaria (LIBERTY-CINDU) did not meet the required efficacy endpoints to continue this program.
Dupixent® programs in Allergic Fungal Rhinosinusitis (AFRS) and Chronic Rhinosinusitis without Nasal Polyps (CRsNP) will be discontinued due to portfolio prioritization.
Itepekimab, a fully human monoclonal antibody that binds to and inhibits interleukin 33 (IL-33) - which triggers and amplifies the inflammation that causes Chronic Obstructive Pulmonary Disease (COPD) - passed the futility assessment in a recent interim analysis of the studies in the AERIFY program. Because the assessment was conducted by an Independent Data Monitoring Committee (IDMC), Sanofi had no access to the data. Preclinical data evalating the blocking of IL-33 signaling, and its role in respiratory tract inflammation and lung remodeling, were resented to the congress of the American Thoracic Society (ATS).
New data for tolebrutinib from a collaborative research and development partnership with the National Institute of Neurological Disorders and Stroke (NINDS) showed a significant impact on neuroinflammatory biomarkers in the central nervous system associated with disease progression and addressing disability accumulation, which is a significant unmet need in multiple sclerosis. The data were presented at the Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) Forum 2023.
Results from the ATLAS-INH and ATLAS A/B studies evaluating the efficacy and safety of fitusiran (an investigational siRNA therapy for the prophylactic treatment of adults and adolescents with hemophilia A or B), reinforcing the potential of this therapy to transform the current standard of care and address unmet needs for all types of hemophilia regardless of inhibitor status, were published respectively in The Lancet and The Lancet Haematology.
Long-term extension data from the Phase III COMET study showing sustained treatment effect of Nexviazyme® over nearly three years in late-onset Pompe disease patients (both treatment-naive patients who switched from alglucosidase alfa), were presented at WORLDSymposiumTM.

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New data from the HARMONIE Phase IIIb clinical trial, showing an 83.21% reduction in hospitalizations due to RSV-related LRTD in infants under 12 months of age who received a single dose of nirsevimab compared to infants who received no RSV intervention, was presented to the 41st Annual Meeting of the European Society for the Prevention of Pediatric Infectious Diseases (ESPID).
The XTEND-Kids Phase III pivotal study evaluating the safety, efficacy and pharmacokinetics of ALTUVIIIOTM as once-weekly prophylaxis in previously treated children younger than 12 years with severe hemophilia A met its primary endpoint of safety, with no FVIII inhibitors detected.
For an update on our research and development pipeline, refer to Section G/ of this half-year management report.

A.3. OTHER SIGNIFICANT EVENTS

A.3.1 CORPORATE GOVERNANCE
The Combined General Shareholders’ Meeting of Sanofi was held on May 25, 2023 at the Palais des Congrès in Paris (75017), under the chairmanship of Serge Weinberg, whose term of office expired at the close of the meeting. All resolutions submitted to the vote were adopted by the shareholders. Decisions taken by the General Meeting included approving the individual company and consolidated financial statements for the year ended December 31, 2022; distributing an ordinary annual dividend of €3.56 per share; and approving the appointment of Frédéric Oudéa as an independent director. The Board of Directors, in its meeting held after the General Meeting, appointed Frédéric Oudéa as Chairman of the Board of Directors to succeed Serge Weinberg, whose term of office could not be renewed because he had reached the age limit stipulated in our Articles of Association. On a proposal from the Appointments, Governance and CSR Committee, Frédéric Oudéa was appointed as Chair of the Strategy Committee and as a member of the Appointments, Governance and CSR Committee and the Scientific Committee. The Board of Directors has 16 members, of whom six are women and two are directors representing employees. The Board of Directors retains a large majority of independent directors.

A.3.2. LEGAL AND ARBITRATION PROCEEDINGS
For a description of the most significant developments in legal and arbitration proceedings since publication of the financial statements for the year ended December 31, 2022, refer to Note B.14. to the condensed half-year consolidated financial statements.
The following events have occurred in respect of litigation, arbitration and other legal proceedings in which Sanofi and its affiliates are involved:

GOVERNMENT INVESTIGATIONS AND RELATED LITIGATION
The investigation by the State Attorney General Office in New York relating to Sanofi’s trade and pricing practices for its insulin products and/or Lantus® has been closed.

INSULIN RELATED LITIGATION
Mylan vs Sanofi antitrust complaint
In May 2023, Mylan Pharmaceuticals Inc., Mylan Specialty L.P. and Mylan Inc. (“Mylan”) filed suit against Sanofi-Aventis US LLC, Sanofi S.A., Aventis Pharma S.A. and Sanofi-Aventis Puerto Rico (“Sanofi”) in the Western District of Pennsylvania for alleged antitrust violations related to Mylan’s insulin product Semglee®.

A.3.3. OTHER EVENTS
On June 1, 2023. Sanofi launched Action 2023, a global employee share ownership plan open to 84,000 employees in 56 countries. The program, like those carried out since 2013, clearly demonstrates the ongoing commitment of Sanofi and its Board of Directors to involve all employees, across all its territories, in the future development and results of the company.
The shares were offered at a subscription price of €79.58, representing a 20% discount to the average of the 20 opening prices of Sanofi shares from May 3 to May 30, 2023. In addition, for every five shares subscribed, employees were entitled to receive one free share (up to a maximum of four free shares per employee). Each employee was able to purchase up to 1,500 Sanofi shares, subject to the maximum legal limit set at 25% of their gross annual salary minus any voluntary payments already made under employee savings schemes (Group Savings Plan and/or Group Retirement Savings Plan) during 2023.

40	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

B/ PROGRESS ON IMPLEMENTATION OF THE CORPORATE SOCIAL RESPONSIBILITY STRATEGY

B Corp Certification granted to CHC North America in recognition of environmental and social achievements
Sanofi Consumer Healthcare North America has earned B Corp Certification, becoming the first, large consumer healthcare company with B Corp certification. Sanofi CHC U.S. joins the select and growing B Corp community of businesses that meet high standards of social and environmental performance, accountability, and transparency. This certification recognizes Sanofi CHC’s sustainability strategy, which is centered around better self-care for healthier people and a healthier planet.

Some of the sustainability highlights from Sanofi Consumer Healthcare North America include:
•Reduced operational (scopes 1 and 2) greenhouse gas emissions of Sanofi CHC North America manufacturing site by 77% in 2022 vs 2019 ;
•Powers its North American manufacturing and distribution site with 100% renewable electricity since 2020 as part of the goal to achieve 100% renewable electricity by 2025 for all manufacturing operations globally ;
•Reached 41% representation of women in senior leadership roles as part of goal to reach 50/50 gender parity in senior leadership positions by 2025 ;
•Provides access to organized sports opportunities for Canadian youth facing socio-economic barriers via a partnership with KidSport Canada as part of global goal to reach 5 million people by 2030 through on-the-ground programs.

Sanofi continues its progress to improve access to medicines
Sanofi partnering with the Ghana Ministry of Health to improve affordable access to diabetes care
In order to offer solutions adapted to local needs, Sanofi is piloting a new business model in selected low-and middle-income countries to increase access to insulin. Countries are chosen based on their governments committing to tackle non-communicable diseases (NCDs); the priority of diabetes on their healthcare agenda; and government interest in incorporating analog insulins, recently included in the WHO EML (WHO Model List of Essential Medicines).

These innovative partnerships with healthcare authorities will provide the blueprint to scale up the program within the pilot country, as well as to expand to other countries over the next three to five years. By rolling out this new business model, we are aiming to improve the lives of 190,000 people living with either Type 1 or Type 2 diabetes within the next 5 years.

The recently signed Ghana-Sanofi partnership delivered through Sanofi’s General Medicines Business Unit and in close collaboration with the Ministry of Health of Ghana and other stakeholders and partners includes high-quality analogue insulins at affordable price (included in WHO EML now), patient disease awareness, HCP training, regional care centers, and digital solutions.

Sanofi capping its insulin to a $35 out-of-pocket costs in the U.S.
Sanofi has decided that it will cut the list price of Lantus® (insulin glargine injection), its most widely prescribed insulin in the U.S., by 78%. The company will also establish a $35 cap on out-of-pocket costs for Lantus® for all patients with commercial insurance, underscoring its longstanding commitment to offer affordable access to medicines. These steps will become effective January 1st, 2024.

Sanofi will continue to provide different programs to ensure access and affordability to diabetes patients depending on their coverage situations and will continue to monitor policy and market changes. Our suite of innovative programs includes:
•100% of commercially insured people are eligible for Sanofi’s copay assistance programs, regardless of income or insurance plan design, which, in 2022 limited out-of-pocket expenses for a majority of participating patients to $15 or less for their diabetes medicines for a 30-day supply.
•100% of uninsured people are eligible for the Insulins Valyou Savings Program – regardless of income level – enabling them to buy one or multiple Sanofi insulins at $35 for a 30-day supply.
•We also provide free medications to qualified low- and middle-income patients through the Sanofi Patient Connection program. Some people facing an unexpected financial hardship may be eligible for a one-time, immediate month’s supply of their Sanofi medicine as they wait for their application to be processed.
Learn more about Sanofi’s transparent approach to pricing in the U.S. in the company 2023 U.S. Pricing Principles Report.

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Launch of “A Million Conversations”
A Million Conversations is Sanofi’s global initiative to rebuild trust in healthcare with the underrepresented, especially with Black and ethnic minority groups, women, people with disabilities, and LGBTQ+ communities. Sanofi aims to help build the next generation of diverse healthcare leaders.

In partnership with leading higher education institutions across the world, the Sanofi NextGen Scholarship will identify up to 100 new students from marginalized communities each year. Selected Scholars will be awarded funding to cover partial university fees and living costs. And they will receive development support, mentorship, internship opportunities, and potential employment once they graduate.

Inclusivity targets implemented across clinical trials with 45% of U.S. trials achieved at least 1 target
Sanofi strives to ensure trials are inclusive by design and represent the diversity of the patient populations who are living with the studied disease. Sanofi is partnering with historically underrepresented racial and ethnic minority communities as well as other marginalized groups to break down access barriers.
Before starting a trial, Sanofi develops a holistic overview of the patient experience and disease demographics it intends to treat. These insights cover topics including social determinants of health, reasons for mistrust and healthcare access barriers.
Building on these insights, Sanofi sets inclusivity targets in line with the demographics of the disease. It also seeks to be inclusive through representative eligibility criteria, endpoints that matter to patients and ways to reduce trial participation burden on patients.

As of June 2023, 22 trials in the U.S. with last patient in (LPI) expected this year have achieved:
•5% of the clinical trials achieved all inclusivity targets ;
•27% of the clinical trials already achieved at least 2 inclusivity targets ;
•45% of the clinical trials have already achieved at least 1 inclusivity target.

Inclusivity targets in the U.S. are defined by aligning with the demographics of the disease for the following communities: Asian, Black, Hispanic.

Sanofi continues its progress to limit its impact on the environment
Net Zero emissions by 2045 and updated scope 3 targets validated by Science Based Targets Initiative (SBTi)
Sanofi announced in Q4 2022 it accelerates its efforts to address climate change and has built an ambitious path to achieve Net Zero emissions across all operations (scope 1 & 2) and the entire value chain (scope 3) by 2045. This target has been vetted by SBTi as well our updated scope 3 reduction target of achieving -30% GHG emissions by 2030 vs our 2019 baseline.

Net Zero emissions means achieving a scale of value chain emissions reductions consistent with the depth for abatement at the point of reaching global net-zero in 1.5°C pathways and neutralizing the impact of any residual emissions by permanently removing an equivalent volume of CO2e.

Sanofi inaugurated its first self-consumption photovoltaic park on its Montpellier site in France
Sanofi and EDF ENR inaugurated a new 3.3-hectare photovoltaic park at Sanofi's research and development site in Montpellier. The park is producing electricity that is fully self-consumed by the site since February 2023.

With an annual electricity production of 5,490 MWh, i.e. the equivalent of the consumption of a city of 4,000 people, this photovoltaic park, which will be supplemented by a ground-based power station in 2024 covers 17.5% of the annual electricity needs from the site. The rest of these needs are covered by a supply of 100% renewable electricity.

This project is part of our larger ambition to use 100% renewable electricity by 2030 worldwide. Beyond the Montpellier site, other large-scale solar power plant installations are planned for the Aramon site in July 2023, the Ambarès site in 2024 and the Sisteron site in the near future. Similar plants are already in operation at the sites of Virginia in Australia, Goa in India and Scoppito in Italy.

Pilot take-back programs for insulin pens launched in 2 European countries

42	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

As part of Sanofi’s eco design commitment, the company is developing solutions to tackle the end-of-life of its products. In several countries, take-back programs have been launched to collect injection pens and recycle them.

In Germany, Sanofi started a collaboration with 35 pharmacies in Berlin since April 2023 and plans to expand the program to more pharmacies across the country. The objective is to reach a take-back rate of 30 percent of SoloStars® pens within one year.

In Denmark, Sanofi has partnered with Novo Nordisk, Eli Lilly and MSD to pioneer the world's first cross-industry solution for recycling injection pens. The collaboration has been launched in Denmark, because of the existing recycling infrastructure. The four companies distribute around 6 million injection pens in Denmark annually. The ambition for the first 12 months is to recycle 25% of all injection pens distributed by the four partners in Denmark. This target represents the equivalent of 25 tons of plastic waste.

CSR dashboard as of Q2 2023
Please refer to the Q2 2023 results press release ESG appendix for Sanofi CSR reporting.

C/ EVENTS SUBSEQUENT TO JUNE 30, 2023

On July 17, 2023, the US Food and Drug Administration (FDA) approved Sanofi and AstraZeneca’s Beyfortus™ (nirsevimab) for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease (LRTD) in newborns and infants born during or entering their first RSV season, and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season. The companies plan to make Beyfortus™ (nirsevimab) available in the United States ahead of the upcoming 2023-2024 RSV season.
On July 20, 2023, Sanofi entered into a collaboration agreement with Recludix Pharma to develop and commercialize novel STAT6 inhibitors for patients with immunological and inflammatory diseases. Under the terms of the agreement, Sanofi will make an upfront payment of $75 million and could pay up to $1.2 billion contingent on the attainment of certain objectives. In addition, Recludix would also receive royalties on sales of commercialized products and has an option to participate equally with Sanofi in US profit/loss sharing.
On July 27, 2023, Sanofi entered into an agreement to acquire QRIB intermediate Holdings, LLC, a privately-owned company, which owns Qunol®, a U.S.-based, market-leading brand in health & wellness for a cash purchase price of ca. 1.4 billion dollars. This transaction will strengthen Sanofi Consumer Healthcare’s Vitamin, Mineral and Supplements (VMS) category. The acquisition is expected to close in the third quarter of 2023 subject to customary closing conditions, including applicable regulatory approvals, following which Sanofi would have control over QRIB intermediate Holdings, LLC.

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D/ CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2023
Unless otherwise indicated, all financial data in this report are presented in accordance with international financial reporting standards (IFRS), including international accounting standards and interpretations (see Note A.1. to the condensed half-year consolidated financial statements).

Consolidated income statements for the six months ended June 30, 2022 and June 30, 2023

(€ million)	June 30, 2023 (6 months)	as % of net sales	June 30, 2022 (6 months)	as % of net sales
Net sales	20,187	100.0%	19,790	100.0%
Other revenues	1,358	6.7%	1,005	5.1%
Cost of sales	(6,347)	(31.4)%	(6,130)	(31.0)%
Gross profit	15,198	75.3%	14,665	74.1%
Research and development expenses	(3,193)	(15.8)%	(3,147)	(15.9)%
Selling and general expenses	(5,182)	(25.7)%	(4,953)	(25.0)%
Other operating income	617		416
Other operating expenses	(1,422)		(1,204)
Amortization of intangible assets	(1,035)		(910)
Impairment of intangible assets	(15)		(87)
Fair value remeasurement of contingent consideration	(26)		(17)
Restructuring costs and similar items	(547)		(792)
Other gains and losses, and litigation	(73)		(142)
Operating income	4,322	21.4%	3,829	19.3%
Financial expenses	(370)		(189)
Financial income	286		34
Income before tax and investments accounted for using the equity method	4,238	21.0%	3,674	18.6%
Income tax expense	(730)		(495)
Share of profit/(loss) from investments accounted for using the equity method	(52)		58
Net income	3,456	17.1%	3,237	16.4%
Net income attributable to non-controlling interests	26		53
Net income attributable to equity holders of Sanofi	3,430	17.0%	3,184	16.1%
Average number of shares outstanding (million)	1,249.9		1,250.0
Average number of shares after dilution (million)	1,254.5		1,255.3
▪Basic earnings per share (in euros)	2.74		2.55
▪Diluted earnings per share (in euros)	2.73		2.54

44	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

D.1. SEGMENT INFORMATION

D.1.1. OPERATING SEGMENTS
In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to our Chief Executive Officer, who is the chief operating decision maker of Sanofi. The performance of those segments is monitored individually using internal reports and common indicators. The operating segment disclosures required under IFRS 8 are provided in Note B.20. to the condensed half-year consolidated financial statements.
In 2022, Sanofi reported three operating segments (Pharmaceuticals, Vaccines and Consumer Healthcare). The costs of the global support functions (Corporate Affairs, Finance, People & Culture, Legal Affairs, Ethics & Business Integrity, Information Solutions & Technology, Sanofi Business Services, etc.), which are mainly managed centrally at group-wide level, were presented within the “Other” category.
In 2023, Sanofi reviewed the presentation of its segment information following adjustments to its internal reporting systems in order to reflect (i) progress on the “Play to Win” strategy leading to the creation of the standalone Consumer Healthcare Global Business Unit (GBU) which, in addition to integrated research, development and production functions now also has its own dedicated global support functions (including Finance, People & Culture, Legal Affairs, Ethics & Business Integrity, Information Solutions & Technology, Global Business Services, etc.); and (ii) organizational changes to Sanofi’s Manufacturing & Supply global function (previously known as Industrial Affairs).
Consequently, with effect from January 1, 2023, Sanofi reports two operating segments: Biopharma and Consumer Healthcare.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Speciality Care, General Medicines and Vaccines franchises, for all geographical territories. The segment’s results include the costs of global support functions that are not within the managerial responsibility of the Consumer Healthcare GBU.
The Consumer Healthcare operating segment comprises commercial operations relating to Consumer Healthcare products, and research, development and production activities and global support functions (as listed above) dedicated to the segment, for all geographical territories. The Consumer Healthcare GBU segment’s results reflect all incurred costs of global support functions attributable to its business.
The “Other” category comprises reconciling items, primarily but not limited to (i) gains and losses on centralized foreign exchange risk hedging transactions that cannot be allocated to the operating segments and (ii) gains and losses on retained commitments in respect of previously divested operations.

D.1.2. BUSINESS OPERATING INCOME
We report segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of each operating segment and to allocate resources. For a definition of “Business operating income”, and a reconciliation between that indicator and Income before tax and investments accounted for using the equity method, refer to Note B.20.1.2. to our condensed half-year consolidated financial statements.
In the first half of 2023, “Business operating income” amounted to €6,059 million (versus €5,818 million for the first half of 2022), while “Business operating income margin” was 30.0% (versus 29.4% for the first half of 2022). “Business operating income margin” is a non-IFRS financial measure that we define as the ratio of “Business net income” to our consolidated net sales.
Because our “Business operating income” and “Business operating income margin” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Despite the use of non-IFRS measures by management in setting goals and measuring performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS.

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D.2. BUSINESS NET INCOME
We believe that understanding of our operational performance by our management and our investors is enhanced by reporting “Business net income”. This non-IFRS financial measure represents “Business operating income”, less net financial expenses and the relevant income tax effects.
“Business net income” for the first half of 2023 amounted to €4,876 million, 6.1% more than in the first half of 2022 (€4,594 million). That represents 24.2% of net sales, versus 23.2% for the first half of 2022.
We also report “Business earnings per share” (business EPS), a non-IFRS financial measure which we define as business net income divided by the weighted average number of shares outstanding.
Business EPS was €3.90 for the first half of 2023, 6.0% higher than the 2022 first-half figure of €3.68, based on an average number of shares outstanding of 1,249.9 million for the first half of 2023 and 1,250.0 million for the first half of 2022.

The table below reconciles our “Business operating income” to our “Business net income”:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Business operating income	6,059	5,818	13,040
Financial income and expenses	(49)	(155)	(234)
Income tax expense	(1,134)	(1,069)	(2,465)
Business net income	4,876	4,594	10,341

We define “Business net income” as Net income attributable to equity holders of Sanofi determined under IFRS, excluding the following items:
▪amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature);
▪fair value remeasurements of contingent consideration relating to business combinations (IFRS 3) or divestments;
▪expenses arising from remeasurement of inventories following a business combination (IFRS 3);
▪restructuring costs and similar items (presented within the income statement line item Restructuring costs and similar items);
▪other gains and losses, including gains and losses on major disposals (presented within the income statement line item Other gains and losses, and litigation);
▪other costs or provisions relating to litigation (presented within the income statement line item Other gains and losses, and litigation);
▪upfront and regulatory milestone payments recognised in Other operating income and related to operations outside the scope of the ordinary activities of Sanofi;
▪(income)/expenses arising on financial liabilities carried at amortized cost and not included within net debt;
▪tax effects of the items listed above, plus the impact of major tax disputes;
▪shares of profits and losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has entered into a strategic partnership agreement; and
▪the portion of the items listed above attributable to non-controlling interests.

46	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

The table below reconciles our “Business net income” to Net income attributable to equity holders of Sanofi:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Net income attributable to equity holders of Sanofi	3,430	3,184	8,371
Amortization of intangible assets (a)	1,035	910	2,053
Impairment of intangible assets	15	87	(454)
Fair value remeasurement of contingent consideration	33	52	53
Expenses arising from the impact of acquisitions on inventories	5	3	3
Income from out-licensing (c)	—	—	(952)
Restructuring costs and similar items	547	792	1,336
Other gains and losses, and litigation (b)	73	142	370
(Income)/expenses arising on financial liabilities carried at amortized cost and not included within net debt	35	—	—
Tax effects of the items listed above:	(404)	(573)	(459)
▪amortization and impairment of intangible assets	(226)	(218)	(268)
▪fair value remeasurement of contingent consideration	(6)	(18)	(9)
▪tax effects of restructuring costs and similar items	(157)	(199)	(231)
▪other tax effects	(15)	(138)	49
Other items (d)	107	(3)	20
Business net income	4,876	4,594	10,341
Average number of shares outstanding (million)	1,249.9	1,250.0	1,251.9
Basic earnings per share (in euros)	2.74	2.55	6.69
Reconciling items per share (in euros)	1.16	1.13	1.57
Business earnings per share (in euros)	3.90	3.68	8.26
(a)Includes amortization related to the impact of recognizing intangible assets at fair value at the acquisition date, representing a charge €993 million for the six months ended June 30, 2023; €858 million for the six months ended June 30, 2022; and €1,726 million for the year ended December 31, 2022..
(b)In the first half of 2022, this line includes the pre-tax gain on the deconsolidation of EUROAPI (see note B.1. to the condensed half-year consolidated financial statements) and a charge to a provision for risks relating to a litigation.
(c) Upfront payment of $900 million (third quarter of 2022) and regulatory milestone payment of $100 million (fourth quarter of 2022) related to out-licensing of Libtayo®, recognized within the income statement line item Other operating income.
(d) As of June 30, 2023, an impairment loss of €91 million euros was recognized on the equity-accounted investment in EUROAPI, given the decrease in the stock market price since March 2023. The amount of the loss was determined based on the stock market price as of June 30, 2023 (€10.50).

The most significant reconciling items between “Business net income” and Net income attributable to equity holders of Sanofi relate to (i) the purchase accounting effects of our acquisitions and business combinations, particularly the amortization and impairment of intangible assets (other than software and other rights of an industrial or operational nature) and (ii) the impacts of restructurings or transactions regarded as non-recurring, where the amounts involved are particularly significant. We believe that excluding those impacts enhances an investor’s understanding of our underlying economic performance, because it gives a better representation of our recurring operating performance.
We believe that eliminating charges related to the purchase accounting effect of our acquisitions and business combinations (particularly amortization and impairment of some intangible assets) enhances comparability of our ongoing operating performance relative to our peers.
We also believe that eliminating the other effects of business combinations (such as the incremental cost of sales arising from the workdown of acquired inventories remeasured at fair value in business combinations) gives a better understanding of our recurring operating performance.
Eliminating restructuring costs and similar items enhances comparability with our peers because those costs are incurred in connection with reorganization and transformation processes intended to optimize our operations.
Finally, we believe that eliminating the effects of transactions that we regard as non-recurring and that involve particularly significant amounts (such as major gains and losses on disposals, and costs and provisions associated with major litigation and other major non-recurring items) improves comparability from one period to the next.
We remind investors, however, that “Business net income” should not be considered in isolation from, or as a substitute for, Net income attributable to equity holders of Sanofi reported in accordance with IFRS. In addition, we strongly encourage investors and potential investors not to rely on any single financial measure but to review our financial statements, including the notes thereto, carefully and in their entirety.
We compensate for the material limitations described above by using “Business net income” only to supplement our IFRS financial reporting and by ensuring that our disclosures provide sufficient information for a full understanding of all adjustments included in “Business net income”.
Because our “Business net income” and “Business EPS” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	47

D.3. NET SALES
Net sales for the first half of 2023 amounted to €20,187 million, 2.0% higher than in the first half of 2022. Exchange rate fluctuations had a negative effect of 2.4 percentage points overall, due mainly to adverse trends in the euro exchange rate against the Argentinean peso, Turkish lira and Chinese yuan. At constant exchange rates (CER, see definition below), net sales rose by 4.4%, driven mainly by strong performances for Dupixent®. The year-on-year increase also reflects the launch of Nexviazyme® and growth in Vaccines, driven largely by sales of the COVID-19 vaccine.
Reconciliation of net sales to net sales at constant exchange rates

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	Change
Net sales	20,187	19,790	+2.0%
Effect of exchange rates	468
Net sales at constant exchange rates	20,655	19,790	+4.4%

When we refer to changes in our net sales at constant exchange rates (CER), that means we have excluded the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.

D.3.1. NET SALES BY SEGMENT
Our net sales comprise the net sales generated by our Biopharma and Consumer Healthcare segments.

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	(a)	Change on a reported basis	Change at constant exchange rates
Biopharma segment	17,467	17,147		+1.9%	+4.1%
Consumer Healthcare segment	2,720	2,643		+2.9%	+6.1%
Total net sales	20,187	19,790		+2.0%	+4.4%
(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

D.3.2. NET SALES BY GEOGRAPHICAL REGION AND PRODUCT

Net sales by main product and geographical region break down as follows:

48	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

(€ million)	Net sales	Change (CER)	Change (reported)	United States	Change (CER)	Europe	Change (CER)	Rest of the World	Change (CER)
Dupixent®	4,878	+36.7%	+36.4%	3,682	+37.7%	587	+31.1%	609	+36.5%
Aubagio®	635	-38.2%	-37.6%	348	-50.9%	249	-7.1%	38	-32.2%
Myozyme®/ Lumizyme®	436	-9.0%	-10.5%	135	-17.8%	181	-11.7%	120	+7.6%
Fabrazyme®	496	+10.7%	+8.3%	251	+12.7%	122	+6.0%	123	+11.6%
Cerezyme®	377	+11.7%	+2.7%	94	-1.1%	120	-4.0%	163	+33.3%
Eloctate®	248	-14.1%	-14.8%	183	-21.6%	—	—%	65	+15.3%
Alprolix®	260	+9.7%	+9.7%	215	+7.6%	—	—%	45	+20.5%
Nexviazyme®	184	+153.4%	+152.1%	123	+93.7%	42	+1300.0%	19	+200.0%
Jevtana®	176	-12.3%	-13.3%	128	-10.6%	8	-57.9%	40	+2.4%
Sarclisa®	181	+43.4%	+40.3%	76	+38.2%	56	+47.4%	49	+47.2%
Kevzara®	165	-2.9%	-4.1%	87	-3.3%	54	+3.8%	24	-13.8%
Cerdelga®	150	+8.6%	+7.9%	83	+9.3%	59	+7.3%	8	+11.1%
Aldurazyme®	150	+18.0%	+12.8%	34	+17.2%	42	-6.7%	74	+37.3%
Cablivi®	113	+17.5%	+16.5%	58	+18.8%	49	+4.3%	6	+300.0%
Fasturtec®	90	+4.7%	+4.7%	58	+7.4%	23	-4.2%	9	+12.5%
EnjaymoTM	33	+750.0%	+725.0%	19	+375.0%	4	—%	10	—%
XenpozymeTM	38	+1800.0%	+1800.0%	21	—%	15	+650.0%	2	—%
ALTUVIIIOTM	19	—%	—%	17	—%	—	—%	2	—%
Other	62	-60.6%	-63.5%	10	-47.4%	10	-87.8%	42	-31.9%
Specialty Care	8,691	+14.8%	+13.7%	5,622	+15.4%	1,621	+6.1%	1,448	+23.0%
Lovenox®	607	-11.6%	-15.0%	5	-28.6%	329	-6.2%	273	-16.7%
Toujeo®	580	+9.8%	+7.2%	118	-9.4%	221	+5.7%	241	+26.2%
Plavix®	476	-0.2%	-6.3%	4	-20.0%	48	-5.8%	424	+0.7%
Thymoglobulin®	243	+18.6%	+15.7%	149	+22.3%	19	+17.6%	75	+12.5%
Praluent®	189	-2.5%	-4.1%	(1)	-101.8%	142	+32.4%	48	+47.1%
Multaq®	164	-8.4%	-7.9%	147	-9.4%	7	-22.2%	10	+22.2%
Rezurock®	141	+66.7%	+67.9%	140	+65.5%	2	—%	(1)	—%
Mozobil®	136	+10.5%	+9.7%	84	+16.9%	36	+16.1%	16	-18.2%
Soliqua® / Suliqua®	106	+0.9%	—%	45	-21.4%	17	+20.0%	44	+28.6%
Other Core Assets	540	+1.3%	-0.6%	71	-18.6%	190	+4.4%	279	+5.5%
Total Core Assets	3,182	+2.0%	-0.7%	762	-2.6%	1,011	+4.2%	1,409	+3.0%
Lantus®	800	-34.5%	-37.1%	180	-58.8%	191	-13.9%	429	-25.2%
Aprovel®/Avapro®	214	-10.6%	-12.7%	3	—%	40	-4.8%	171	-12.0%
Other Non-Core Assets	1,910	-11.0%	-15.9%	139	-31.1%	497	-15.3%	1,274	-6.5%
Total Non-Core Assets	2,924	-18.8%	-22.8%	322	-49.8%	728	-14.5%	1,874	-12.1%
Industrial Sales	280	-12.3%	-11.4%	3	-76.9%	264	-10.9%	13	+33.3%
General Medicines	6,386	-9.4%	-12.6%	1,087	-24.2%	2,003	-5.4%	3,296	-6.1%
Polio / Pertussis / Hib vaccines	1,154	+0.3%	-4.0%	200	-12.5%	148	-7.5%	806	+5.4%
Meningitis, Travel and Endemics vaccines	519	+3.5%	+2.2%	248	-4.6%	71	+47.9%	200	+3.5%
Booster vaccines (incl. Adacel®)	274	+5.4%	+5.0%	147	+1.4%	83	+12.2%	44	+7.0%
Influenza vaccines	162	-4.4%	-10.5%	19	+58.3%	37	—%	106	-11.4%
Total Vaccines	2,390	+11.9%	+8.7%	657	-4.0%	570	+77.9%	1,163	+3.3%
Biopharma	17,467	+4.1%	+1.9%	7,366	+5.4%	4,194	+5.7%	5,907	+1.6%
Digestive Wellness	814	+18.3%	+12.1%	69	+9.7%	285	+14.3%	460	+22.1%
Pain Care	559	-1.7%	-4.0%	89	-14.6%	254	-2.7%	216	+5.5%
Allergy	446	+4.1%	+2.8%	246	-3.2%	49	+32.4%	151	+9.5%
Physical and Mental Wellness	297	+1.3%	-0.7%	23	-4.2%	70	—%	204	+2.5%
Personal Care	276	-1.4%	-1.1%	205	-3.3%	1	—%	70	+4.3%
Cough & Cold	256	+20.1%	+16.9%	—	—%	157	+28.7%	99	+9.3%
Non-Core / Other	71	-25.0%	-31.7%	(10)	+400.0%	23	-35.1%	58	-7.2%
Total Consumer Healthcare	2,720	+6.1%	+2.9%	622	-5.1%	840	+8.2%	1,258	+10.6%
Total Sanofi	20,187	+4.4%	+2.0%	7,988	+4.5%	5,034	+6.1%	7,165	+3.1%

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	49

D.3.3. BIOPHARMA SEGMENT

Our Biopharma segment consists of our Specialty Care, General Medicines and Vaccines businesses.
In the first half of 2023, net sales for our Biopharma segment reached €17,467 million, up 1.9% on a reported basis and 4.1% at constant exchange rates.
The year-on-year rise of €705 million builds in negative exchange rate effects of €385 million, and the following effects at constant exchange rates:
▪positive performances from Dupixent® (+€1,312 million) and Vaccines (+€262 million); and
▪negative performances from Non-Core Assets within the General Medicines franchise (-€713 million), and from Aubagio® (-€389 million)
Comments on the performances of our major Biopharma segment products are provided below.

SPECIALTY CARE
Dupixent® (developed in collaboration with Regeneron) generated net sales of €4,878 million in the first half of 2023, up 36.4% on a reported basis and 36.7% at constant exchange rates. In the United States, sales of Dupixent® reached €3,682 million in the first half of 2023, driven by continuing strong demand in the product’s approved indications: atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), eosinophilic esophagitis, and prurigo nodularis. In Europe, the product’s net sales for the first half of 2023 totaled €587 million, up 31.1% CER, driven by continuing growth in AD, asthma and CRSwNP. In the Rest of the World region, Dupixent® posted net sales of €609 million (+36.5% CER), driven mainly by Japan and China.
Net sales of Aubagio® decreased to €635 million, down 38.2% CER; this reflects the arrival of generics in the United States from mid-March, which had been expected. In the Rest of the World region, sales were lower year-on-year due to competition from generics in Canada. In Europe, competition from generic teriflunomide is expected in the fourth quarter of 2023.
Net sales of Myozyme® / Lumizyme® and Nexviazyme® for the treatment of Pompe disease increased by 12.1% CER in the first half of 2023 to €620 million, due to Myozyme® / Lumizyme® being replaced by Nexviazyme® in eligible patients (advanced Pompe disease) and to an increase in the number of new patients. Growth was driven by sales of Nexviazyme® in the United States (€123 million), which more than offset lower sales of Myozyme® / Lumizyme® (-17.8% CER at €135 million), and by further sales growth for Myozyme® / Lumizyme® in the Rest of the World region (+7.6% CER at €120 million).
In the first half of 2023, net sales of the Fabry disease treatment Fabrazyme® amounted to €496 million, up 10.7% CER, reflecting new patients and growth across all three regions.
Net sales of Cerezyme® grew in the first half of 2023 (+11.7% CER at €377 million), helped by a good performance in the Rest of the World region (+33.3% CER at €163 million). Sales of Cerdelga® were up 8.6% CER at €150 million, driven by new patients. Overall, sales for the Gaucher disease franchise (Cerezyme® and Cerdelga®) rose by 10.9% CER to €527 million.
Eloctate®, indicated in the treatment of hemophilia A, generated net sales of €248 million in the first half of 2023, down 14.1% at constant exchange rates, reflecting the adoption of ALTUVIIIOTM and competitive pressures.
In the first half of 2023, sales of Alprolix®, indicated in the treatment of hemophilia B, amounted to €260 million, up 9.7% CER. Growth was driven by the United States (+7.6% CER at €215 million) and the Rest of the World region (+20.5% CER at €45 million).
Sarclisa® generated net sales of €181 million in the first half of 2023 (+43.4% CER), with growth in all three regions. Sales reached €76 million in the United States (+38.2% CER), €56 million in Europe (+47.4% CER), and €49 million in the Rest of the World region (+47.2% CER).
Jevtana® reported net sales of €176 million in the first half of 2023, down 12.3% CER, following the launch at end March 2021 of generics in Europe and lower sales in the United States due to increased competitive pressures. In the U.S., Jevtana® is currently covered by four Orange Book listed patents US 7,241,907, US 8,927,592, US 10,583,110 and US 10,716,777. Sanofi filed patent infringement suits under Hatch-Waxman against generic filers asserting the ‘110 patent, the ‘777 patent and the '592 patent in the US District Court for the District of Delaware. Sanofi has reached settlement agreements with most of the defendants and in the suit against the only remaining defendant Sandoz, the district court issued a decision in June 2023 in favor of Sanofi, finding that the ’777 patent is infringed by Sandoz and not invalid.”.
Cablivi® posted net sales of €113 million in the first half of 2023 (+17.5% CER), including €58 million (+18.8% CER) in the United States and €49 million (+4.3% CER) in Europe.
Net sales of Enjaymo™, the first-ever treatment for cold agglutinin disease, reached €33 million in the first half of 2022, and were generated mainly in the United States and Japan.
Net sales of Xenpozyme™, the first and only treatment for non central nervous system manifestations of acid sphingomyelinase deficiency, totaled €38 million in the first half of 2023, and were generated mainly in the United States.
ALTUVIIIOTM, a once-weekly first-in-class high-sustained factor VIII therapy for hemophilia A that offers significant bleed protection, was launched at the end of March 2023 in the United States, and generated first-half net sales of €19 million.

50	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

GENERAL MEDICINES
In the first half of 2023, net sales of the General Medicines GBU reached €6,386 million, down 12.6% on a reported basis and 9.4% at constant exchange rates. Sales of Core Assets in the first half of 2023 were up 2.0% CER at €3,182 million, driven by a good performance from Rezurock®. Non-Core Assets posted sales of €2,924 million, down 18.8% CER, reflecting a streamlining of the portfolio and lower sales of Lantus®. First-half industrial sales, mainly comprising sales of active ingredients and semi-finished products to third parties, declined by 12.3% CER to €280 million.
CORE ASSETS(1)
In the first half of 2023, global Core Assets sales were €3,182 million, down 0.7% on a reported basis but up 2.0% at constant exchange rates, as higher sales of Rezurock®, Toujeo® and Thymoglobulin® offset by lower sales of Lovenox® and Multaq®. First-half sales of Core Assets rose in all geographies except the United States, where sales were down 2.6% CER at €762 million.
First-half net sales of Lovenox® were €607 million, down 11.6% CER, reflecting lower COVID-19 related demand than in the first half of 2022 and increased competition from biosimilars.
Toujeo® posted 2023 first-half net sales of €580 million (+9.8% CER), reflecting growth in the Rest of the World region and Europe. In the United States, net sales of Toujeo® were down year-on-year due to lower selling prices.
Net sales of Plavix® were stable at €476 million, as sales growth in the Rest of the World region (+0.7% CER) offset lower sales in the United States and Europe. Sales were sharply down in Japan following a mandatory price cut in early April 2022. In China, first-half net sales of Plavix® were up 4.0% CER at €243 million.
In the first half of 2023, net sales of Praluent® were down 2.5% CER at €189 million, reflecting a high comparative base due to the reversal of a provision for rebates in the United States in the first half of 2022. In the Rest of the World region, sales of the product were up 47.1% CER.
First-half net sales of Multaq® were down 8.4% CER at €164 million, mainly on lower sales in the United States (-9.4% CER) and in Europe (-22.2% CER).
Sales of Rezurock® reached €141 million in the first half of 2023, up 66.7% CER, boosted by new patients and improved persistency rates.
The acquisition of Provention Bio was completed on April 27, 2023, adding TZIELD® to the Core Assets portfolio. In the second quarter, sales of TZIELD® gradually ramped up, supported by the early patient identification program.

NON-CORE ASSETS
Net sales of Non-Core Assets for the first half of 2023 were €2,924 million, down 18.8% at constant exchange rates, due mainly to portfolio streamlining (-2.3ppt impact) and lower sales of Lantus®.
Net sales of Lantus® in the first half of 2023 were down 34.5% CER at €800 million. In the United States, sales of the product decreased by 58.8% CER, due to lower net selling prices and an adjustment to rebates reflecting a higher proportion of sales through government reimbursement channels. In the Rest of the World region, sales were down 25.2% CER, mainly as a result of price cuts linked to the Volume Based Procurement (VBP) program in China.
Net sales of Aprovel®/Avapro® for the first half of 2023 were €214 million (-10.6% CER), reflecting lower sales in the Rest of the World region.

VACCINES
In the first half of 2023, Vaccines net sales reached €2,390 million, up 8.7% on a reported basis and 11.9% CER, largely driven by contractual sales of the COVID-19 recombinant booster vaccine Vidprevtyn Beta® in Europe (€226 million, included within the “Other” category). In addition, Travel and Booster vaccines continued their recovery following a slowdown related to COVID-19, with both franchises reporting sales growth. Sales of the Japanese encephalitis vaccine (divested in the fourth quarter of 2022, sales of which were included in the Travel and Endemics Vaccines franchise) amounted to €37 million in the first half of 2022.
Net sales of Polio/Pertussis/Hib vaccines in the first half of 2023 were €1,154 million, up 0.3% CER. The Rest of the World region posted growth of 5.4% CER to €806 million on a strong performance for Pentaxim® in China. Sales were down year-on-year in the United States (-12.5% CER at €200 million), but Vaxelis® continued to gain US market share at the expense of pentavalent vaccines (including Pentacel®) in the first series of vaccinations for newborns. US sales of Vaxelis® are not consolidated by Sanofi, and the profits are shared equally between Sanofi and Merck & Co.
Sales of Meningitis, Travel and Endemics vaccines in the first half of 2023 rose by 3.5% CER to €519 million, driven by meningitis vaccines in the Rest of the World region and also reflecting a recovery in Travel Vaccines sales, which returned close to pre-COVID levels.
Net sales of Booster vaccines for the period were up 5.4% CER at €274 million, with sales growth recorded in the United States (+1.4% CER at €147 million), Europe (+12.2% CER at €83 million), and the Rest of the World region (+7.0% CER at €44 million).

(1) Sanofi has prioritized core assets in its General Medicines portfolio with differentiated and/or established profiles that have significant opportunity for growth in key markets.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	51

D.3.4. CONSUMER HEALTHCARE SEGMENT
Net sales for the Consumer Healthcare (CHC) segment for the first half of 2023 were up 2.9% on a reported basis and 6.1% at constant exchange rates, at €2,720 million. Growth was driven by Digestive Wellness (+18.3% CER at €814 million) and Cough & Cold (+20.1% CER at €256 million). The year-on-year change also builds in a favorable price effect of 8%. Divestments of non-core products had an impact of 1.4% in the first half, mainly in the “Other” category. Consequently, organic sales growth for the Consumer Healthcare segment was 7.5% in the first half of 2023.
In the United States, Consumer Healthcare first-half net sales were down 5.1% CER at €622 million, with a double-digit decrease for the Pain Care franchise (-14.6% CET at €89 million) as well as lower sales in the Allergy, Physical & Mental Wellness and Personal Care categories.
In Europe, Consumer Healthcare net sales were up 8.2% CER in the first half of 2023 at €840 million, mainly as a result of double-digit growth in the Allergy, Cough & Cold and Digestive Wellness categories.
In the Rest of the World region, first-half Consumer Healthcare net sales increased by 10.6% CER to €1,258 million, driven by double-digit growth in Digestive Wellness (+22.1% CER at €460 million) and growth in the Allergy and Cough & Cold categories, building in the impact of favorable timing effects relating to inventories held in distribution channels.

D.3.5. NET SALES BY GEOGRAPHICAL REGION

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	Change on a reported basis	Change at constant exchange rates
United States	7,988	7,562	+5.6%	+4.5%
Europe	5,034	4,767	+5.6%	+6.1%
Rest of the World	7,165	7,461	-4.0%	+3.1%
of which China	1,540	1,699	-9.4%	-4.5%
Total net sales	20,187	19,790	+2.0%	+4.4%

In the first half of 2023, net sales in the United States reached €7,988 million, up 5.6% on a reported basis and 4.5% at constant exchange rates, reflecting a strong performance from Specialty Care, propelled by Dupixent® (+37.7% CER at €3,682 million), which more than offset lower sales of Lantus® and Aubagio®.
In Europe, 2023 first-half net sales increased by 5.6% on a reported basis and 6.1% at constant exchange rates, to €5,034 million, driven mainly by Dupixent®, Nexviadyme®, Praluent® and deliveries of COVID-19 vaccine, as well as sales growth for the Consumer Healthcare GBU.
In the Rest of the World region, first-half net sales were down 4.0% on a reported basis but rose by 3.1% at constant exchange rates at €7,165 million, with lower sales in China due to the impact of Volume Based Procurement (VBP) on Lantus® partly offset by the performance of Dupixent®.

52	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

.

D.4. OTHER INCOME STATEMENT ITEMS

D.4.1. OTHER REVENUES
Other revenues increased by 35.1% to €1,358 million in the first half of 2023 (versus €1,005 million in the first half of 2022). This line item mainly comprises VaxServe sales of non-Sanofi products (€835 million, versus €679 million for the first half of 2022, within the Vaccines segment). This line item also includes revenues arising from the distribution of Eloctate® and Alprolix® (mainly in Europe) under Sanofi’s agreements with Swedish Orphan Biovitrum AB (Sobi), and revenues related to the COVID-19 vaccine (€94 million).

D.4.2. GROSS PROFIT
Gross profit for the first half of 2023 was €15,198 million, versus €14,668 million for the first half of 2022, a rise of 3.6%. Gross margin was also higher, at 75.3% for the first half of 2023 compared with 74.1% for the first half of 2022.
In the Biopharma segment, gross margin for the first half of 2023 was up 1.5 percentage points at 76.8%, driven by a favorable Specialty Care product mix (despite generic competition for Aubagio® in the United States and negative price effects on Lantus®) and by efficiency gains in Manufacturing & Supply.
In the Consumer Healthcare segment, gross margin for the first half of 2023 remained stable at 66.1%.

D.4.3. RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses (R&D expenses) in the first half of 2023 totaled €3,193 million (versus €3,147 million in the first half of 2022). That represents 15.8% of net sales, compared with 15.9% in the first half of 2022. R&D expenses rose by 1.5%, reflecting increased expenditures in Vaccines, especially for the mRNA Center of Excellence.

D.4.4. SELLING AND GENERAL EXPENSES
Selling and general expenses amounted to €5,182 million in the first half of 2023 (25.7% of net sales), versus €4,953 million in the first half of 2022 (25.0% of net sales); this 4.6% year-on-year increase reflected increased commercial spend and launch costs in in Specialty Care and Vaccines, as well as further expenses related to investment in the CHC stand alone set-up.

D.4.5. OTHER OPERATING INCOME AND EXPENSES
In the first half of 2023, Other operating income amounted to €617 million (versus €416 million in the first half of 2022), and Other operating expenses to €1,422 million (versus €1,204 million in the first half of 2022).
Overall, other operating income and expenses represented a net expense of €805 million in the first half of 2023, compared with a net expense of €788 million in the first half of 2022.

(€ million)	June 30, 2023	June 30, 2022	Change
Other operating income	617	416	201
Other operating expenses	(1,422)	(1,204)	(218)
Other operating income/(expenses), net	(805)	(788)	(17)
For the first half of 2023, this item included €1,321 million of expenses related to Regeneron (versus €1,068 million in the first half of 2022), as shown in the table below.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	53

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Income & expense related to (profit)/loss sharing under the Monoclonal Antibody Alliance	(1,449)	(979)	(2,325)
Additional share of profit paid by Regeneron towards development costs	291	97	434
Reimbursement to Regeneron of selling expenses incurred	(260)	(216)	(476)
Total: Monoclonal Antibody Alliance	(1,418)	(1,098)	(2,367)
Immuno-Oncology Alliance	—	36	16
Other (mainly Zaltrap® and Libtayo®)	97	(6)	1,120
Other operating income/(expenses), net related to Regeneron Alliance	(1,321)	(1,068)	(1,231)
of which amount presented in “Other operating income”	102	133	1,147
Other operating income and expenses (net) also includes gains on divestments of assets and operations amounting to €413 million, mainly related to portfolio rationalization (versus €288 million for the first half of 2022).

D.4.6. AMORTIZATION OF INTANGIBLE ASSETS
Amortization charged against intangible assets in the first half of 2023 amounted to €1,035 million, versus €910 million in the first half of 2022. This rise was mainly driven by Eloctate®.

D.4.7. IMPAIRMENT OF INTANGIBLE ASSETS
The results of impairment tests on other intangible assets led to the recognition of a net impairment loss of €15 million in the first half of 2023, linked to research and development projects; the comparative figure for the first half of 2022 was €87 million.

D.4.8. FAIR VALUE REMEASUREMENT OF CONTINGENT CONSIDERATION
Fair value remeasurements of contingent consideration assets and liabilities relating to business combinations (recognized in accordance with IFRS 3) represented a net expense of €26 million in the first half of 2023, versus a net expense of €17 million in the first half of 2022.

D.4.9. RESTRUCTURING COSTS AND SIMILAR ITEMS
Restructuring costs and similar items amounted to a charge of €547 million in the first half of 2023, compared with a charge of €792 million in the first half of 2022, down €245 million year-on-year.

Restructuring costs and similar items for the first half of 2023 include the impact of French pension reforms on future annuities under the rules of each severance plan, while for the first half of 2022 they mainly comprised severance costs recognized further to the announcements made during that period. Also included in restructuring costs are the impacts of ongoing transformational projects, primarily those associated with the creation of the standalone Consumer Healthcare entity and the implementation of Sanofi’s new digital strategy.

D.4.10. OTHER GAINS AND LOSSES, AND LITIGATION
For the first half of 2023, Other gains and losses, and litigation line represents an expense of €73 million, including costs incurred on settlement of litigation with the shareholders of Bioverativ. The comparative figure of €142 million in the first half 2022 mainly comprised a provision for a litigation risk, partly offset by the pre-tax gain on deconsolidation of EUROAPI.

D.4.11. OPERATING INCOME
Operating income amounted to €4,322 million in the first half of 2023, versus €3,829 million in the first half of 2022. The increase was mainly due to growth in business operating income (see section D.5. below).

54	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

D.4.12. FINANCIAL INCOME AND EXPENSES
Net financial expenses were €84 million for the first half of 2023, €71 million lower than the 2022 first-half figure of €155 million, benefiting from higher short-term interest rates on cash and cash equivalents.
Our cost of net debt (see the definition in Section D.7., “Consolidated balance sheet” below) was -€25 million in the first half of 2023, versus €92 million in the first half of 2022.

D.4.13. INCOME BEFORE TAX AND INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Income before tax and investments accounted for using the equity method for the first half of 2023 was €4,238 million, versus €3,674 million for the first half of 2022.

D.4.14. INCOME TAX EXPENSE
Income tax expense totaled €730 million in the first half of 2023, versus €495 million in the first half of 2022, giving an effective tax rate (based on consolidated net income) of 17.3%, versus 13.5% in the first half of 2022. The year-on-year change in income tax expense and the effective tax rate was mainly due to the tax effects on the disposal of EUROAPI shares, which generated a net gain of €102 million in the first half of 2022. It also reflects the tax effects on amortization and impairment of intangible assets (€226 million in the first half of 2023, versus €218 million in the first half of 2022), on restructuring costs (€157 million in the first half of 2023, versus €199 million in the first half of 2022), and tax effects relating to contingencies arising from business divestitures.

The effective tax rate on our “Business net income”(1) is a non-IFRS financial measure. It is calculated on the basis of business operating income, minus net financial expenses and before (i) the share of profit/loss from investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. We believe the presentation of this measure, used by our management, is also useful for investors as it provides a mean of analyzing the effective tax cost of our current business activities. It should not be seen as a substitute for the effective tax rate based on consolidated net income.
When calculated on business net income, our effective tax rate was 19.0% in the first half of 2023, stable relative to the first half of 2022 and compared with 19.33% for 2022 as a whole.

D.4.15. SHARE OF PROFIT/(LOSS) FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Share of profit/(loss) from investments accounted for using the equity method amounted to a net loss of €52 million in the first half of 2023, versus net income of €58 million in the comparable period of 2022. This line item includes the share of profits generated by Vaxelis®.

D.4.16. NET INCOME
Net income amounted to €3,456 million in the first half of 2023, versus €3,237 million in the first half of 2022.

D.4.17. NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS
Net income attributable to non-controlling interests for the first half of 2023 was €26 million, against €53 million for the first half of 2022.

D.4.18. NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF SANOFI
Net income attributable to equity holders of Sanofi amounted to €3,430 million in the first half of 2023, compared with €3,184 million in the first half of 2022.
Basic earnings per share (EPS) was €2.74 euros, compared with €2.55 for the first half of 2022, based on an average number of shares outstanding of 1,249.9 million for the first half of 2023 and 1,250.0 million for the first half of 2022. Diluted earnings per share was €2.73, versus €2.54 for the first half of 2022, based on an average number of shares after dilution of 1,254.5 million for the first half of 2023 and 1,255.3 million for the first half of 2022.

(1) See definition in section D.2., “Business net income”.

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D.5. SEGMENT RESULTS
In the first half of 2023, our “Business operating income” (see Note B.20.1. to our condensed half-year consolidated financial statements for a definition and further details) was €6,059 million (versus €5,818 million for the first half of 2022), an increase of 4.1%, while “Business operating income margin” was 30.0% (versus 29.4% for the first half of 2022).
The table below shows our “Business operating income” by segment:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	(a)	Change
Biopharma segment	5,220	4,923		+6.0%
Consumer Healthcare segment	850	890		-4.5%
Other	(11)	5
Business operating income	6,059	5,818		+4.1%
(a) 2022 figures have been adjusted to take account of the two new operating segments, Biopharma and Consumer Healthcare, effective from January 1, 2023.

56	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

D.6. CONSOLIDATED STATEMENTS OF CASH FLOWS
Summarized consolidated statements of cash flows

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)	December 31, 2022 (12 months)
Net cash provided by/(used in) operating activities	3,563	3,825	10,526
Net cash provided by/(used in) investing activities	(3,073)	(1,459)	(2,075)
Net cash provided by/(used in) financing activities	(5,214)	(5,605)	(5,821)
Impact of exchange rates on cash and cash equivalents	(19)	40	8
Net change in cash and cash equivalents	(4,743)	(3,199)	2,638

Net cash provided by/(used in) operating activities represented a net cash inflow of €3,563 million in the first half of 2023, against €3,825 million in the first half of 2022.
Operating cash flow before changes in working capital for the first half of 2023 was €4,382 million, versus €4,867 million in the first half of 2022.
Working capital requirements decreased by €819 million in the first half of 2023 (versus a decrease of €1,042 million in the first half of 2022), due largely to a €1,174 million increase in inventories (mainly Dupixent® and influenza vaccines).

Net cash provided by/(used in) investing activities represented a net cash outflow of €3,073 million in the first half of 2023, due mainly to the acquisition of Provention Bio, Inc. for €2,465 million (see Note B.1. to our condensed half-year consolidated financial statements). That compares with a net cash outflow of €1,459 million in the first half of 2022, resulting mainly from the acquisition of Amunix Pharmaceuticals, Inc. for €852 million.
Acquisitions of property, plant and equipment and intangible assets totaled €930 million, versus €974 million in the first half of 2022. There were €782 million of acquisitions of property, plant and equipment (versus €693 million in the first half of 2022), most of which (€751 million) were in the Biopharma segment, primarily in industrial facilities. Acquisitions of intangible assets (€148 million, versus €281 million in the first half of 2022) mainly comprised contractual payments for intangible rights, primarily under license and collaboration agreements.
After-tax proceeds from disposals (excluding disposals of consolidated entities and investments in joint ventures and associates) amounted to €578 million in the first half of 2023, and related mainly to divestments of assets and operations relating to portfolio streamlining and disposals of equity and debt instruments. In the first half of 2022, after-tax proceeds from disposals were €544 million, mainly on divestments of assets and operations relating to portfolio streamlining and the sale of Regeneron shares.

Net cash provided by/(used in) financing activities represented a net cash outflow of €5,214 million in the first half of 2023, compared with a net outflow of €5,605 million in the first half of 2022. The 2023 first-half figure includes the dividend payout to our shareholders of €4,454 million (versus €4,168 million in the first half of 2022); net external debt repayments of €376 million (versus €1,048 million in the first half of 2022); and movements in Sanofi’s share capital (purchases and disposals of treasury shares, net of capital increases) that represented a net outflow of €332 million (versus a net outflow of €320 million in the first half of 2022).
The net change in cash and cash equivalents in the first half of 2023 was a decrease of €4,743 million, compared with a decrease of €3,199 million in the first half of 2022.
“Free cash flow” is a non-IFRS financial measure which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments(1) (net of divestments(1)), for debt repayment, and for payments to shareholders. “Free cash flow” is determined from business net income(2) after adding back (in the case of expenses and losses) or deducting (in the case of income and gains) the following items: depreciation, amortization and impairment, share of undistributed earnings from investments accounted for using the equity method, gains & losses on disposals of non-current assets, net change in provisions (including pensions and other post-employment benefits), deferred taxes, share-based payment expense and other non-cash items. It also includes net changes in working capital, capital expenditures and other asset acquisitions(3) net of disposal proceeds(3) and payments related to restructuring and similar items. “Free cash flow” is not defined by IFRS, and is not a substitute for Net cash provided by/(used in) operating activities as reported under IFRS. Management recognizes that the term “Free cash flow” may be interpreted differently by other companies and under different circumstances.

(1) Above a cap of €500 million per transaction.
(2) Non-IFRS financial measure, as defined in “Business net income” above.
(3) Not exceeding a cap of €500 million per transaction.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	57

The table below sets forth a reconciliation between Net cash provided by/(used in) operating activities and “Free cash flow”:

(€ million)	June 30, 2023 (6 months)	June 30, 2022 (6 months)
Net cash provided by/(used in) operating activities (a)	3,563	3,825
Acquisitions of property, plant and equipment and software	(796)	(696)
Acquisitions of intangible assets, equity interests and other non-current financial assets (b)	(484)	(419)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (b)	556	541
Repayment of lease liabilities	(127)	(137)
Other items	417	128
Free cash flow (c)	3,129	3,242
(a)Most directly comparable IFRS measure to free cash flow.
(b) Not exceeding a cap of €500 million per transaction.
(c) Non-IFRS financial measure (see definition in section D.2. above).

D.7. CONSOLIDATED BALANCE SHEET
Total assets were €125,353 million as of June 30, 2023, versus €126,722 million as of December 31, 2022, a decrease of €1,369 million.
Net debt was €11,183 million as of June 30, 2023, versus €6,437 million as of December 31, 2022. We believe the presentation of this non-IFRS financial measure, which is reviewed by our management, provides useful information to measure our overall liquidity and capital resources. We define “net debt” as (i) the sum total of short-term debt, long-term debt, and interest rate derivatives and currency derivatives used to manage debt, minus (ii) the sum total of cash and cash equivalents and interest rate derivatives and currency derivatives used to manage cash and cash equivalents.

(€ million)	June 30, 2023	December 31, 2022
Long-term debt	14,241	14,857
Short-term debt and current portion of long-term debt	4,694	4,174
Interest rate and currency derivatives used to manage debt	205	187
Total debt	19,140	19,218
Cash and cash equivalents	(7,993)	(12,736)
Interest rate and currency derivatives used to manage cash and cash equivalents	36	(45)
Net debt (a)	11,183	6,437
Total equity	72,947	75,152
Gearing ratio	15.3%	8.6%
(a)Net debt does not include lease liabilities, which amounted to €2,092 million as of June 30, 2023 and €2,181 million as of December 31, 2022.

To assess our financing risk, we use the “gearing ratio”, another non-IFRS financial measure. This ratio (which we define as the ratio of net debt to total equity) rose from 8.6% as of December 31, 2022 to 15.3% as of June 30, 2023. Analyses of our debt as of June 30, 2023 and December 31, 2022 are provided in Note B.9. to the condensed half-year consolidated financial statements.
Because our “net debt” and “gearing ratio” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Despite the use of non-GAAP measures by management in setting goals and measuring performance, these measures have no standardized meaning prescribed by IFRS.
We expect that the future cash flows generated by our operating activities will be sufficient to repay our debt. The financing arrangements in place as of June 30, 2023 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.
Other key movements in the balance sheet are described below.
Total equity was €72,947 million as of June 30, 2023, versus €75,152 million as of December 31, 2022. The net change reflects the following principal factors:
•an increase representing our net income for the first half of 2023 (€3,456 million);
•a decrease of €1,057 million due to currency translation differences arising on the financial statements of foreign subsidiaries, mainly due to movements in the US dollar; and
•a decrease representing the dividend payout to our shareholders of €4,454 million.
As of June 30, 2023 we held 10.90 million of our own shares, recorded as a deduction from equity and representing 0.864% of our share capital.

58	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

Goodwill and other intangible assets (€73,833 million in total) increased by €2,301 million, the main factors being our acquisition of Provention Bio, Inc. (impact: €2,686 million) and the agreement on Beyfortus™ (nirsevimab) entered into by Sanofi and AstraZeneca in April 2023 (impact: €1,632 million).
Investments accounted for using the equity method (€538 million) decreased by €139 million, mainly due to the recognition of a €91 million impairment loss on the investment in EUROAPI based on that entity’s quoted market price as of June 30, 2023 (€10.50).
Other non-current assets (€2,992 million) decreased by €103 million.
Net deferred tax assets were €4,030 million as of June 30, 2023, compared with €3,540 million as of December 31, 2022, an increase of €490 million.
Non-current provisions and other non-current liabilities (€7,088 million) increased by €747 million relative to December 31, 2022. As of June 30, 2023, a liability of €1,613 million relating to royalties payable to Sobi on net sales of nirsevimab in the United States (see Note B.1. to the condensed half-year consolidated financial statements) was recognized within Other non-current liabilities.
Liabilities related to business combinations and to non-controlling interests (€717 million) decreased by €62 million.

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	59

E/ RISK FACTORS AND RELATED PARTY TRANSACTIONS

E.1. RISK FACTORS
The main risk factors to which Sanofi is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the US Securities and Exchange Commission on February 24, 2023(1).
Any of those risks, and others that we may not yet have identified, could materialize during the second half of 2023 or during subsequent periods, and could cause actual results to differ materially from those described elsewhere in this report.

E.2. RELATED PARTY TRANSACTIONS
Our principal related parties are defined in Note D.33. to the consolidated financial statements included in our 2022 Annual Report on Form 20-F (page F-92) (1).
Note B.5. to the condensed half-year consolidated financial statements provides a description of the main transactions and balances for the six months ended June 30, 2023 with equity-accounted entities that qualify as related parties.
Sanofi did not enter into any transactions with key management personnel during the first half of 2023.
Financial relations with the Group’s principal shareholders fall within the ordinary course of business and were immaterial in the first half of 2023.

(1) Available on our corporate website: www.sanofi.com.

60	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

F/ OUTLOOK
At constant exchange rates, we expect growth in 2023 full-year business earnings per share(1) (business EPS) to grow mid single digit, barring major unforeseen adverse events. The impact of exchange rates on 2023 business EPS is estimated to be approximately -6.5% to -7.5%, based on July 2023 average exchange rates applied over the rest of the year. This upgrade includes approximately €400 million of expected one-off COVID vaccine revenues in the second half of the year.
Full-year business net income(1) for 2022 was €10,341 million, giving business earnings per share of €8.26.
This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information, and with the accounting policies applied by Sanofi . It draws upon assumptions defined by Sanofi and its subsidiaries, in particular regarding the following factors:
•growth in the national markets in which we operate;
•healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;
•developments in the competitive environment, in terms of innovative products and the introduction of generics;
•respect by others for our intellectual property rights;
•progress on our research and development programs;
•the impact of our operating cost control policy, and trends in our operating costs;
•trends in exchange rates and interest rates;
•the integration of contributions from our acquisitions; and
•the average number of shares outstanding.
Some of the information, assumptions and estimates concerned are derived from or based, in whole or in part, on judgments and decisions made by Sanofi management that may be liable to change or adjustment in future.
Sanofi still anticipates growth in its business operating margin(1), which is expected to exceed 32% in 2025.

(1) Non-IFRS financial measure. For a definition, see Section D.2., “Business net income” above.

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FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Words such as “believe”, “anticipate”, “can”, “contemplate”, “could”, “plan”, “expect”, “intend”, “is designed to”, “may”, “might”, “plan”, “potential”, “objective” “target”, “estimate”, “project”, “predict”, “forecast”, “ambition”, “guideline”, “should”, “will”, or the negative of these and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.Forward-looking statements are generally identified by the words “expects”, “anticipates”, “may”, “is considering”, “believes”, “intends”, “envisages”, “aims”, “plans”, “is designed to”, “could”, “forecasts”, “predicts”, “potential”, “objective”, “estimates”, “projects”, “is programming”, “is likely to” and “wants” or the negative thereof, and similar expressions. Although Sanofi management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.
These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any marketing application or filing in respect of any drug, device or biological product for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and interest rates, cost containment initiatives and subsequent changes thereto, the average number of shares outstanding, the impact that pandemics of any other global crisis may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the Securities and Exchange Commission (SEC) and the Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s Annual Report on Form 20-F for the year ended December 31, 2022. For an update on litigation, refer to Note B.14. “Legal and arbitration proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2023, and to section “A.3.2. Legal and arbitration proceedings”, and section “E/ Risk factors and related party transactions”, of this half-year management report.
Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

62	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

G/ APPENDIX - RESEARCH AND DEVELOPMENT PIPELINE

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	63

64	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	65

3. STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION

Period from January 1 to June 30, 2023

To the Shareholders,
In compliance with the assignment entrusted to us by your Board of Directors and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

◦the review of the accompanying (condensed) half-yearly consolidated financial statements of Sanofi, for the period from January 1, 2023 to June 30, 2023;
◦the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.
1. Conclusion on the financial statements
We conducted our review in accordance with professional standards applicable in France.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 standard of the IFRSs as adopted by the European Union applicable to interim financial information.

2. Specific verification

We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.
Neuilly-sur-Seine and Paris-La Défense, July 28, 2023

The statutory auditors French original signed by

PricewaterhouseCoopers Audit	ERNST & YOUNG et Autres
Anne-Claire Ferrié Cédric Mazille	Pierre Chassagne Jeremy Thurbin

* This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

66	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

4. RESPONSIBILITY STATEMENT OF THE CERTIFYING OFFICER – HALF-YEAR FINANCIAL REPORT

“I hereby certify that, to the best of my knowledge, the condensed half-year consolidated financial statements have been prepared in accordance with the applicable accounting standards and present fairly the assets and liabilities, the financial position and the income of the Company and the entities included in the scope of consolidation, and that the half-year management report starting on page 38 provides an accurate overview of the significant events of the first six months of the financial year with their impact on the half-year consolidated financial statements, together with the major transactions with related parties and a description of the main risks and uncertainties for the remaining six months of the financial year.”
Paris, July 28, 2023

Paul Hudson
Chief Executive Officer

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	67

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